Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011

Term Sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated March 7, 2012; Rule 433

Structured Investments

$
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF due March 12, 2014

General

•	The notes are designed for investors who seek a return of 2 times the appreciation of a weighted basket of four domestic exchange-traded funds, up to a maximum return of 23.35% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Basket Level is less than the Starting Basket Level by more than 12.50%, be willing to lose up to 87.50% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Senior unsecured obligations of JPMorgan Chase & Co. maturing March 12, 2014*
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about March 7, 2012 and are expected to settle on or about March 12, 2012. The pricing date, for purposes of these notes, is the day that the terms of the notes become final. The Basket Closing Level will be determined, in part, by reference to the closing prices of one share of each Fund on March 6, 2012 and not by reference to the closing prices of one share of each Fund on the pricing date.

Key Terms

Basket:	The notes are linked to a weighted basket consisting of the SPDR® Gold Trust (Bloomberg ticker: GLD), the iShares® Silver Trust (Bloomberg ticker: SLV), the Market Vectors Gold Miners ETF (Bloomberg ticker: GDX) and the Market Vectors Junior Gold Miners ETF (Bloomberg ticker: GDXJ) (each a “Fund” and together, the “Funds”).
Fund Weights:	The GLD Weight is 40.00%, the SLV Weight is 20.00%, the GDX Weight is 20.00% and the GDXJ Weight is 20.00% (each a “Fund Weight,” and collectively, the “Fund Weights”).
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 2, subject to the Maximum Return of 23.35%. Accordingly, if the Ending Basket Level is greater than the Starting Basket Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Basket Return × 2), subject to the Maximum Return
If the Ending Basket Level is equal to or less than the Starting Basket Level by up to 12.50%, you will receive the principal amount of your notes at maturity.
If the Ending Basket Level is less than the Starting Basket Level by more than 12.50%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 12.50% and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 × (Basket Return + 12.50%)]
If the Ending Basket Level is less than the Starting Basket Level by more than 12.50%, you could lose up to $875 per $1,000 principal amount note at maturity.
Maximum Return:	23.35%, which results in a maximum payment at maturity of $1,233.50 per $1,000 principal amount note
Buffer Amount:	12.50%
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:	On the Observation Date, the Basket Closing Level will be calculated as follows:
100 × [1 + (GLD Return × GLD Weight) + (SLV Return × SLV Weight) + (GDX Return × GDX Weight) + (GDXJ Return × GDXJ Weight)]
Each of the returns set forth in the formula above refers to the Fund Return for the relevant Fund, which reflects the performance of the relevant Fund, expressed as a percentage, from the closing price of one share of that Fund on March 6, 2012, divided by the applicable Share Adjustment Factor, to the closing price of one share of that Fund on the Observation Date. The closing prices on March 6, 2012 of one share of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF were $162.71, $32.02, $52.45 and $25.87, respectively.
Share Adjustment Factor:	With respect to each Fund, 1.0 on the pricing date and subject to adjustment under certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information about these adjustments.
Observation Date*:	March 7, 2014
Maturity Date*:	March 12, 2014
CUSIP:	48125VQD5
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — B. Notes Linked to a Basket” in the accompanying product supplement no. 4-I

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $17.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $2.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $17.50 per $1,000 principal amount note and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions to and other amounts that may be allowed to other dealers, exceed $30.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 7, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Basket Return by 2, up to the Maximum Return of 23.35%, for a maximum payment at maturity of $1,233.50 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Basket Level has not declined from the Starting Basket Level by more than 12.50%. If the Ending Basket Level has declined from the Starting Basket Level by more than 12.50%, for every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 12.50%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose up to $875 per $1,000 principal amount note at maturity.
•	RETURN LINKED TO THE FUNDS — Because the SPDR® Gold Trust makes up 40% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the SPDR® Gold Trust.

The return on the notes is linked to an unequally weighted basket consisting of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF. The SPDR® Gold Trust is an investment trust sponsored by World Gold Trust Services, LLC. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee, HSBC Bank USA, N.A. is the custodian and State Street Global Markets, LLC is the marketing agent for the SPDR® Gold Trust. The SPDR® Gold Trust holds gold bars. The investment objective of the SPDR® Gold Trust is to reflect the performance of the price of gold bullion, less the SPDR® Gold Trust’s expenses. We refer to gold as the Underlying Commodity with respect to the SPDR® Gold Trust. The shares of the SPDR® Gold Trust trade on NYSE Arca, Inc. (“NYSE Arca”) under the symbol “GLD.” For additional information about the SPDR® Gold Trust, see “Fund Descriptions — The SPDR® Gold Trust” in the accompanying underlying supplement no. 1-I.

JPMorgan Structured Investments —	TS-1
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF

The iShares® Silver Trust is an investment trust sponsored by BlackRock Asset Management International Inc., a subsidiary of BlackRock, Inc. The Bank of New York Mellon, is the trustee and JPMorgan Chase Bank N.A., London branch is the custodian of the iShares® Silver Trust. The investment objective of the iShares® Silver Trust is for the value of the shares of the iShares® Silver Trust to reflect, at any given time, the price of silver owned by the iShares® Silver Trust at that time, less the iShares® Silver Trust’s expenses and liabilities. We refer to silver as the Underlying Commodity with respect to the iShares® Silver Trust. The shares of the iShares® Silver Trust trade on NYSE Arca under the symbol “SLV.” For additional information about the iShares® Silver Trust, see Appendix A to this term sheet.

The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca under the ticker symbol “GDX.” The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index, which we refer to as the Underlying Index with respect to the Market Vectors Gold Miners ETF. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex, LLC or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index. For additional information about the Market Vectors Gold Miners ETF, see “Fund Descriptions — The Market Vectors Gold Miners ETF” in the accompanying underlying supplement no. 1-I.

The Market Vectors Junior Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Junior Gold Miners ETF. The Market Vectors Junior Gold Miners ETF trades on NYSE Arca under the ticker symbol “GDXJ.” The Market Vectors Junior Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the Market Vectors® Junior Gold Miners Index, which we refer to as the Underlying Index with respect to the Market Vectors Junior Gold Miners ETF. The Market Vectors® Junior Gold Miners Index is an index primarily composed of publicly traded small-cap companies involved in the mining of gold and silver. The Market Vectors® Junior Gold Miners Index includes all small-cap companies that generate at least 50% of their revenues from gold or silver mining, companies with properties that have the potential to generate at least 50% of their revenues from gold or silver when developed or companies that primarily invest in gold or silver. For additional information about the Market Vectors Junior Gold Miners ETF, see “Fund Descriptions — The Market Vectors Junior Gold Miners ETF” in the accompanying underlying supplement no. 1-I.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments —	TS-2
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Funds, the Underlying Indices or any of the equity securities or commodities held by the Funds or included in the Underlying Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the accompanying underlying supplement no 1-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to loss if the Ending Basket Level is less than the Starting Basket Level by more than 12.50%. For every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 12.50%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose up to $875 per $1,000 principal amount note at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 23.35%, regardless of the appreciation in the Basket, which may be significant.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Market Vectors Gold Miners ETF or the Market Vectors Junior Gold Miners ETF (the “Equity Funds”) or the equity securities held by the Equity Funds or included in the Underlying Indices would have.
•	OWNING THE NOTES IS NOT THE SAME AS OWNING SHARES OF THE COMMODITY FUNDS OR SILVER OR GOLD DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased shares of the SPDR® Gold Trust or the iShares® Silver Trust (the “Commodity Funds”) or gold, silver or other exchange-traded or over-the-counter instruments based on the price of gold or silver. Additionally, the performance of the Commodity Funds may not fully replicate the performance of the price of gold and silver due to the fees and expenses charged by the Funds.
•	THERE ARE RISKS ASSOCIATED WITH THE FUNDS — Although shares of the Funds are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Funds or that there will be liquidity in the trading market. In addition, the Equity Funds are subject to management risk, which is the risk that the investment strategies of the applicable investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Equity Funds, and consequently, the value of the notes.
JPMorgan Structured Investments —	TS-3
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF

•	CHANGES IN THE PRICES OF THE FUNDS MAY OFFSET EACH OTHER — The notes are linked to an unequally weighted Basket composed of Funds. Because the SPDR® Gold Trust makes up 40% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the SPDR® Gold Trust. Price movements in the Funds may not correlate with each other. At a time when the price of one or more of the Funds increases, the price of the other Funds may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the price of one or more of the Funds may be moderated, or more than offset, by lesser increases or declines in the price of the other Fund or Funds.
•	DIFFERENCE BETWEEN THE COMMODITY FUNDS AND THEIR RESPECTIVE UNDERLYING COMMODITIES — The performance of the Commodity Funds may not fully replicate the performance of the price of their respective Underlying Commodities due to the fees and expenses charged by the Commodity Funds or by restrictions on access to the relevant Underlying Commodity due to other circumstances. The Commodity Funds do not generate any income and as the Commodity Funds regularly sell their respective Underlying Commodity to pay for ongoing expenses, the amount of the respective Underlying Commodity represented by each share gradually declines over time. The Commodity Funds sell their respective Underlying Commodity to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of the relevant Underlying Commodity. The sale by a Commodity Fund of its Underlying Commodity to pay expenses at a time of low prices for the relevant Underlying Commodity could adversely affect the value of the notes. Additionally, there is a risk that part or all of a Commodity Fund’s holdings in the relevant Underlying Commodity could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise. Finally, because the shares of the Commodity Funds are traded on NYSE Arca, and are subject to market supply and investor demand, the market value of one share of a Commodity Fund may differ from the net asset value per share of that Commodity Fund.
•	DIFFERENCES BETWEEN THE EQUITY FUNDS AND THEIR RESPECTIVE UNDERLYING INDICES — The Equity Funds do not fully replicate their respective Underlying Indices, may hold securities not included in their respective Underlying Indices and their performance will reflect additional transaction costs and fees that are not included in the calculation of their respective Underlying Indices, all of which may lead to a lack of correlation between the Equity Funds and their respective Underlying Indices. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between an Equity Fund and its Underlying Index. Finally, because the shares of the Equity Funds are traded on NYSE Arca, and are subject to market supply and investor demand, the market value of one share of an Equity Fund may differ from the net asset value per share of that Equity Fund. For all of the foregoing reasons, the performance of the Equity Funds may not correlate with the performance of their respective Underlying Indices.
•	THE POLICIES OF THE SPONSORS OF THE FUNDS COULD AFFECT THE VALUE OF THE NOTES — The policies of the sponsors of the Funds concerning the calculation of the net asset value of the relevant Fund, additions, deletions or substitutions of assets in the relevant Fund and the manner in which changes affecting the relevant Fund are reflected in the prices of the Funds could affect the price of the Funds and, therefore, the amount payable on your notes and their market value. The amount payable on your notes and their market value could also be affected if a sponsor changes these policies, for example, by changing the manner in which it calculates the net asset value of the relevant Fund or if the sponsor discontinues or suspends calculation or publication of the relevant net asset value, in which case it may become difficult to determine the value of your notes.
•	THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO THE PRICES OF GOLD AND SILVER — The value of the SPDR® Gold Trust is closely related to the price of gold while the value of the iShares® Silver Trust is closely related to the price of silver.

The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be extremely volatile.

The price of silver is primarily affected by global demand for and supply of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events and production costs and

JPMorgan Structured Investments —	TS-4
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF

disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market. The major end uses for silver include industrial applications, photography and jewelry and silverware. It is not possible to predict the aggregate effect of all or any combination of these factors.

•	THERE ARE RISKS RELATING TO COMMODITIES TRADING ON THE LONDON BULLION MARKET ASSOCIATION —The value of the SPDR® Gold Trust is closely related to the price of gold while the value of the iShares® Silver Trust is closely related to the price of silver. The reference prices for gold and silver are determined by fixing prices reported by the London Bullion Market Association (“LBMA”). The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold and silver may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon gold and silver fixing levels in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon gold and silver fixing levels.
•	TERMINATION OF A COMMODITY FUND COULD ADVERSELY AFFECT THE VALUE OF THE NOTES — If a Commodity Fund is required to terminate and liquidate, such termination and liquidation could occur at a time which is disadvantageous to you, such as when the price of the relevant Underlying Commodity is lower than the price of that Underlying Commodity at the time when you purchased your securities.
•	SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The payment at maturity is linked, in part, to the price of the shares of the SPDR® Gold Trust and the iShares® Silver Trust, each of which are linked exclusively to gold and silver, respectively, and not to a diverse basket of commodities or a broad-based commodity index. The prices of gold and silver may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked, in part, to Funds that each track the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
•	RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES — All or substantially all of the equity securities held by the Equity Funds are issued by gold or silver mining companies. Because the value of the notes is linked, in part, to the performance of the Equity Funds, an investment in these notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. For information about the risks related to the price of gold and silver, please see “There Are Risks Associated with an Investment Linked to the Prices of Gold and Silver” above.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE FUNDS IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for a Fund for certain events affecting the shares of that Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Funds. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the prices of the Funds on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility of the Funds;
•	the time to maturity of the notes;
•	the market prices of the Underlying Commodities;
•	the dividend rates on the equity securities underlying the Equity Funds or included in their Underlying Indices;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events;
•	the occurrence of certain events to the Funds that may or may not require an adjustment to the applicable Share Adjustment Factor; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	TS-5
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Basket?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Maximum Return of 23.35% and reflect the Buffer Amount of 12.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.000	80.000%	23.35%
165.000	65.000%	23.35%
150.000	50.000%	23.35%
140.000	40.000%	23.35%
130.000	30.000%	23.35%
120.000	20.000%	23.35%
111.675	11.675%	23.35%
110.000	10.000%	20.00%
105.000	5.000%	10.00%
102.500	2.500%	5.00%
100.000	0.000%	0.00%
95.000	-5.000%	0.00%
90.000	-10.000%	0.00%
87.500	-12.500%	0.00%
85.000	-15.000%	-2.50%
80.000	-20.000%	-7.50%
70.000	-30.000%	-17.50%
60.000	-40.000%	-27.50%
50.000	-50.000%	-37.50%
40.000	-60.000%	-47.50%
30.000	-70.000%	-57.50%
20.000	-80.000%	-67.50%
10.000	-90.000%	-77.50%
0.000	-100.000%	-87.50%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the Maximum Return of 23.35%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% × 2) = $1,100

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 87.50. Although the Basket Return is negative, because the Ending Basket Level of 87.50 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 12.50%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 130.

Because the Ending Basket Level of 130 is greater than the Starting Basket Level of 100 and the Basket Return of 30% multiplied by 2 exceeds the Maximum Return of 23.35%, the investor receives a payment at maturity of $1,233.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.

Because the Basket Return is negative and the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 12.50%, the investor receives a payment at maturity of $825 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30% + 12.50%)] = $825

Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.

Because the Basket Return is negative and the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 12.50%, the investor receives a payment at maturity of $125 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-100% + 12.50%)] = $125

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —	TS-6
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF

Historical Information

The following graphs show the historical weekly performance of the Basket as a whole from November 13, 2009 through March 2, 2012, the historical weekly performance of the SPDR® Gold Trust, the iShares® Silver Trust and the Market Vectors Gold Miners ETF from January 5, 2007 through March 2, 2012 and the historical weekly performance of the Market Vectors Junior Gold Miners ETF from November 13, 2009 through March 2, 2012. The Market Vectors Junior Gold Miners ETF commenced trading on the NYSE Arca on November 10, 2009. The graph of the historical Basket performance assumes the Basket level on November 13, 2009 was 100 and the Fund Weights were as specified on the cover of this term sheet on that date. The closing price of one share of the SPDR® Gold Trust on March 6, 2012 was $162.71. The closing price of one share of the iShares® Silver Trust on March 6, 2012 was $32.02. The closing price of one share of the Market Vectors Gold Miners ETF on March 6, 2012 was $52.45. The closing price of one share of the Market Vectors Junior Gold Miners ETF on March 6, 2012 was $25.87.

We obtained the various Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of each Fund and the historical levels of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of any Fund on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Funds will result in the return of any of your initial investment in excess of $125 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-7
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF

JPMorgan Structured Investments —	TS-8
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF

Appendix A

The iShares® Silver Trust

We have derived all information contained in this term sheet regarding the iShares® Silver Trust (the “Silver Trust”), including, without limitation, its structure, the creation and redemption of its shares and their valuation and its termination, from publicly available information. Such information reflects the policies of, and is subject to change by, the Silver Trust and BlackRock Asset Management International Inc. (“BAMI”), a subsidiary of BlackRock, Inc., as the sponsor of the Silver Trust. The Bank of New York Mellon is the trustee of the Silver Trust, and JPMorgan Chase Bank N.A., London branch, is the custodian of the Silver Trust. The Silver Trust is an investment trust formed on April 21, 2006. The Silver Trust trades on the NYSE Arca, Inc. (“NYSE Arca”) under the symbol “SLV”. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

Information provided to or filed with the Securities and Exchange Commission (the “SEC”) by the Silver Trust pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, can be located by reference to SEC file numbers 333-136506 and 001-32863, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the Silver Trust, BAMI, the trustee and the custodian, please see the Silver Trust’s prospectus. In addition, information about the Silver Trust may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the public website of the Silver Trust maintained by the sponsor at http://us.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Silver Trust website is not incorporated by reference in, and should not be considered a part of, this term sheet.

Investment Objective

The investment objective of the Silver Trust is for the value of the shares of the Silver Trust to reflect, at any given time, the price of silver owned by the Silver Trust at that time, less the Silver Trust’s expenses and liabilities. The Silver Trust is designed to provide investors with a means to make an investment similar to an investment in silver. The Silver Trust is not actively managed. The Silver Trust issues shares in exchange for deposits of silver and distributes silver in connection with the redemption of shares. Silver owned by the Silver Trust will be held by the custodian in England, and other locations that may be authorized in the future.

Each share of the Silver Trust represents a fractional undivided beneficial interest in the net assets of the Silver Trust, the primary asset of which is silver. The Silver Trust is expected to make sales of silver to pay the sponsor’s fee and to cover expenses and liabilities not assumed by the sponsor. These sales result in the Silver Trust holding cash for brief periods of time. In addition, there may be other situations where the Silver Trust may hold cash.

Creation and Redemption

The Silver Trust issues and redeems baskets of shares on a continuous basis (a “Basket” equals 50,000 shares). Baskets of shares are issued or redeemed only in exchange for an amount of silver determined by the trustee on each day that NYSE Arca is open for regular trading. No shares are issued unless the custodian has allocated to the Silver Trust’s account (except for an unallocated amount of silver not in excess of 1100 ounces), the corresponding amount of silver. On the day of creation of the Silver Trust, a Basket required delivery of 500,000 ounces of silver. The amount of silver necessary for the creation of a Basket, or to be received upon redemption of a Basket, decreases continuously over the life of the Silver Trust, due to the payment or accrual of fees and other expenses or liabilities payable by the Silver Trust. Baskets may be created or redeemed only by authorized participants, who pay the trustee a transaction fee for each order to create or redeem Baskets.

Valuation of Silver; Computation of Net Asset Value

The net asset value of the Silver Trust is obtained by subtracting the Silver Trust’s expenses and liabilities on any day from the value of the silver owned by the Silver Trust on that day. The net asset value per share, or NAV, is obtained by dividing the net asset value of the Silver Trust on a given day by the number of shares outstanding on that date. On each day on which NSYE Arca is open for regular trading, the trustee determines the NAV as promptly as practicable after 4:00 p.m. (New York time). The trustee values the Silver Trust’s silver on the basis of that day’s announced London Fix. If there is no announced London Fix on a business day, the trustee is authorized to use the most recently announced London Fix unless the trustee, in consultation with the sponsor, determines that such price is inappropriate as a basis for evaluation.

The LBMA fixings are an open process at which market participants can transact business on the basis of a single quoted price. Three market making members of the LBMA conduct the silver fixing meeting under the chairmanship of The Bank of Nova Scotia-ScotiaMocatta by telephone at 12:00 noon (London time) each working day. The other two members of the silver fixing are Deutsche Bank AG and HSBC Bank USA N.A. (London branch). Orders executed at the fixing are conducted as principal-to-principal transactions between the client and the dealer through whom the order is placed.

JPMorgan Structured Investments —	A-1
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF

Clients place orders with the dealing rooms of the fixing members, who net all the orders before communicating their interest to their representative at the fixing. The metal price is then adjusted to reflect whether there are more buyers or sellers at a given price until such time as supply and demand is seen to be balanced. Orders can be changed throughout the proceedings as the price is moved higher and lower until such time as buyers’ and sellers’ orders are satisfied and the price is said to be “fixed.”

Termination of the Silver Trust

The trustee will terminate the trust agreement if any of the following events occur:

•	the trustee is notified that the shares are delisted from NYSE Arca and are not approved for listing on another national securities exchange within five business days of their delisting;
•	holders of at least 75% of the outstanding shares notify the trustee that they elect to terminate the Silver Trust;
•	60 days have elapsed since the trustee notified the sponsor of the trustee’s election to resign and a successor trustee has not been appointed and accepted its appointment;
•	the SEC determines that the Silver Trust is an investment company under the Investment Company Act of 1940, as amended, and the trustee has actual knowledge of that determination;
•	the aggregate market capitalization of the Silver Trust, based on the closing price for the shares, was less than $350 million on each of five consecutive trading days and the trustee receives, within six months from the last of those trading days, notice that the sponsor has decided to terminate the Silver Trust;
•	the CFTC determines that the SilverTrust is a commodity pool under the Commodity Exchange Act and the trustee has actual knowledge of that determination; or
•	the Silver Trust fails to qualify for treatment, or ceases to be treated, as a grantor trust for United States federal income tax purposes and the trustee receives notice that the sponsor has determined that the termination of the Silver Trust is advisable.

If not terminated earlier by the trustee, the Silver Trust will terminate in 2046, on the fortieth anniversary of its creation. The trustee will notify DTC at least 30 days before the date for termination of the trust agreement. After termination, the trustee and its agents will do the following under the trust agreement but nothing else: (1) collect distributions pertaining to trust property, (2) pay the Silver Trust’s expenses and sell silver as necessary to meet those expenses and (3) deliver trust property upon surrender and cancellation of shares. Ninety days or more after termination, the trustee may sell any remaining trust property by public or private sale. After that, the trustee will hold the money it received on the sale, as well as any other cash it is holding under the trust agreement for the pro rata benefit of the registered holders that have not surrendered their shares. It will not invest the money and has no liability for interest. The trustee’s only obligations will be to account for the money and other cash, after deduction of applicable fees, trust expenses and taxes and governmental charges.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BAMI. BAMI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BAMI has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Silver

The price of silver is primarily affected by global demand for and supply of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market. The major end uses for silver include industrial applications, photography and jewelry and silverware. It is not possible to predict the aggregate effect of all or any combination of these factors.

JPMorgan Structured Investments —	A-2
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the SPDR® Gold Trust, the iShares® Silver Trust, the Market Vectors Gold Miners ETF and the Market Vectors Junior Gold Miners ETF